UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 30, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒          Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐          No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐          No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐          No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JUNE 25, 2014

Date, Time and Place: Held on June 25, 2014, at 08:30 AM, at L’Hotel, at Alameda Campinas, no. 266, Jardim Paulista, in the city of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly convened, in accordance with item 6 of its Internal Regiment.

Attendance: The majority of the members of the Board of Directors of the Company in office were present: Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto; and Raul Calfat. Justified absences of sitting Directors Mr. João Carvalho de Miranda and Mr. Julio Cesar Maciel Ramundo.

Presiding:                                    José Luciano Duarte Penido — Chairman.

Claudia Elisete Rockenbach Leal — Secretary.

Agenda: In accordance with the terms of art. 17 of the Company’s Bylaws, (i) assign the resignation of Mr. Eduardo Borges de Andrade Filho from the position of the Board of Directors’ alternate member and member of the Innovation Committee; (ii) ratify the composition of the Innovation Committee; (iii) approve, as per the Board of Officers and Statutory Audit Committee’s recommendation, the Company’s Compliance Program; and (iv) approve the Board of Officers’ proposal with regards to the new structure of contracting related to the wood transportation in the State of Espírito Santo.

Resolutions: After discussion and analysis of the matters included on the Agenda, the following resolutions were passed without reservations and/or qualifications, by the unanimous vote of the Directors in order to:

(i)                 Assign the resignation submitted on May 30, 2014 by Mr. Eduardo Borges de Andrade Filho, Brazilian citizen, married, civil engineer, bearer of ID n. M-743.497, and enrolled in the CPF/MF under n. 587.714.256-91, with his business address on Rua Amauri, n.º 255, 13th floor, Itaim Bibi, São Paulo-SP, CEP: 01448-000 from the duty of alternate member of the Board of Director, to which he was elected under the terms set forth in the Minutes of the Ordinary General Meeting, held on April 26, 2013, and registered with the Trade Board of the State of São Paulo on June 6, 2013, under no. 211.823/13-2. The referred resignation is also related to the exercise of the duty of a member of the Innovation Committee.

The duty of Mr. Alexandre Silva D’Ambrósio’s alternate member, previously occupied by Mr. Eduardo Borges de Andrade Filho, shall remain vacant up to the next General Shareholders’ Meeting.

The resolutions taken above are “ad referendum” of the General Shareholders’ Meeting.

(ii)              Considering the decision taken in (i), above, the Board of Directors ratifies the composition of Innovation Committee as described below, whose term of office will always match with the term of members of Board of Directors:

Innovation Committee
Coordinator and member:	Carlos Augusto Lira Aguiar
Members:	Eduardo Rath Fingerl
José Luciano Duarte Penido
Marcelo Strufaldi Castelli
Raul Calfat
Secretary:	Vinícius Nonino

(iii)           Approve, as per the Board of Officers and Statutory Audit Committee’s recommendation, the Company’s Compliance Program. The Compliance Program approved herein reinforces the Company’s commitment with the regulatory agencies and shareholders, as well as demonstrates the improvement within the scope of Fibria’s corporate governance.

(iv)                              Approve, the Board of Officers’ proposal with regards to the new structure of contracting related to the wood transportation in the State of Espírito Santo, which implies the investment in the total amount of, approximately, R$ 151,959,920.00 (one hundred and fifty-one million, nine hundred and fifty-nine thousand, nine-hundred and twenty reais), for the total disbursement by the year of 2018; considering that the initial disbursement of R$ 14,488,920.00 (fourteen million, four hundred and eighty-eight thousand, nine hundred and twenty reais) will be held in this fiscal year of 2014.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting; Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; Laura Bedeschi Rego de Mattos (alternate of Mr. Julio Cesar Maciel Ramundo); Marcos Barbosa Pinto; and Raul Calfat; and Claudia Elisete Rockenbach Leal — Secretary

São Paulo, June 25, 2014

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on June 25, 2014, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO